UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

10X Capital Venture Acquisition Corp. III

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G87077 106

(CUSIP Number)

1 World Trade Center, 85th Floor

New York, NY 10007

(212) 257-0069

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87077 106

1	NAMES OF REPORTING PERSONS 10X Capital SPAC Sponsor III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,886,000 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,886,000 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,886,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 10,005,000 of the Issuer’s Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253868). Up to 1,305,000 of such Class B Ordinary Shares were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. On January 14, 2022, the underwriter partially exercised the over-allotment option, thus only 5,000 of such Class B Ordinary Shares remain subject to forfeiture. 10X Capital SPAC Sponsor III LLC (the “Sponsor”) is controlled by its manager, 10X Capital Advisors, LLC. The Manager has the sole voting and dispositive power of the securities held by the Sponsor. Hans Thomas and David Weisburd are the managing members of the Manager and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Thomas and Mr. Weisburd disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Excludes 440,500 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. G87077 106

1	NAMES OF REPORTING PERSONS 10X Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,886,000 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,886,000 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,886,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 10,005,000 of the Issuer’s Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253868). Up to 1,305,000 of such Class B Ordinary Shares were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. On January 14, 2022, the underwriter partially exercised the over-allotment option, thus only 5,000 of such Class B Ordinary Shares remain subject to forfeiture. 10X Capital SPAC Sponsor III LLC (the “Sponsor”) is controlled by its manager, 10X Capital Advisors, LLC. The Manager has the sole voting and dispositive power of the securities held by the Sponsor. Hans Thomas and David Weisburd are the managing members of the Manager and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Thomas and Mr. Weisburd disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Excludes 440,500 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. G87077 106

1	NAMES OF REPORTING PERSONS Hans Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,886,000 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,886,000 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,886,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 10,005,000 of the Issuer’s Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253868). Up to 1,305,000 of such Class B Ordinary Shares were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. On January 14, 2022, the underwriter partially exercised the over-allotment option, thus only 5,000 of such Class B Ordinary Shares remain subject to forfeiture. 10X Capital SPAC Sponsor III LLC (the “Sponsor”) is controlled by its manager, 10X Capital Advisors, LLC. The Manager has the sole voting and dispositive power of the securities held by the Sponsor. Hans Thomas and David Weisburd are the managing members of the Manager and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Thomas and Mr. Weisburd disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Excludes 440,500 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. G87077 106

1	NAMES OF REPORTING PERSONS David Weisburd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,886,000 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,886,000 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,886,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 10,005,000 of the Issuer’s Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253868). Up to 1,305,000 of such Class B Ordinary Shares were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. On January 14, 2022, the underwriter partially exercised the over-allotment option, thus only 5,000 of such Class B Ordinary Shares remain subject to forfeiture. 10X Capital SPAC Sponsor III LLC (the “Sponsor”) is controlled by its manager, 10X Capital Advisors, LLC. The Manager has the sole voting and dispositive power of the securities held by the Sponsor. Hans Thomas and David Weisburd are the managing members of the Manager and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Thomas and Mr. Weisburd disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Excludes 440,500 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

This Schedule 13D is filed on behalf of 10X Capital SPAC Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”) and Hans Thomas (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

Securities acquired: Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”)

Issuer: 10X Capital Venture Acquisition Corp. III (the “Issuer”)

1 World Trade Center, 85th Floor

New York, New York 10007

Item 2. Identity and Background.

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 26.4% of the issued and outstanding shares of all classes of ordinary shares of the Issuer (41,158,000) based on the number of Class A Ordinary Shares (31,153,000) and Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) (10,005,000) outstanding as of January 14, 2022, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 21, 2021;

(ii) the Manager, the sole manager of the Sponsor; and

(ii) Hans Thomas and David Weisburd, each an officer and director of the Issuer and a managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 1 World Trade Center, 85th Floor, New York, New York 10007.

(c) The Reporting Persons’ principal business is to act as the Issuer’s sponsor, or managing member of such sponsor, in connection with the IPO and potential business combination. Mr. Thomas is the Chief Executive Officer of the Issuer and a managing member of the Manager. Mr. Weisburd is the Chief Operating Officer and Head of Origination of the Issuer and a managing member of the Manager.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Cayman Islands limited liability company. The Manager is a Delaware limited liability company. Hans Thomas and David Weisburd are both citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $8,835,000. The source of these funds was the working capital of the Sponsor.

Item 4. Purpose of Transaction.

In connection with the organization of the Issuer, on February 18, 2021, 11,672,500 Class B Ordinary Shares (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated February 18, 2021, between the Sponsor and the Issuer (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. On December 1, 2021, the Sponsor surrendered 2,089,167 Founder Shares for no consideration, resulting in the Sponsor holding 9,583,333 Founder Shares. On January 11, 2022, the Issuer effected a share capitalization of 421,667 founder shares, resulting in the Sponsor holding 10,005,000 Founder Shares.

On January 14, 2022, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), the Sponsor purchased 881,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated January 11, 2022, by and between the Issuer and the Sponsor (the “Units Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share upon the consummation of a business combination, and one-half of one warrant (the “Private Placement Warrants”), each whole warrant exercisable to purchase one Class A Ordinary Share, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated January 11, 2022).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, purchasing additional shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. The Reporting Persons may purchase the Issuer’s ordinary shares and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 10,886,000 Ordinary Shares, including 881,000 Class A Ordinary Shares and 10,005,000 Class B Ordinary Shares, outstanding as of January 14, 2022, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on January 21, 2022 are as follows:

10X Capital SPAC Sponsor III LLC
a)		Amount beneficially owned: 10,866,000	Percentage: 26.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	10,866,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	10,866,000
	iv.	Shared power to dispose or to direct the disposition of:	0

10X Capital Advisors, LLC
a)		Amount beneficially owned: 10,866,000	Percentage: 26.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	10,866,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	10,866,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Hans Thomas
a)		Amount beneficially owned: 10,866,000	Percentage: 26.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	10,866,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	10,866,000
	iv.	Shared power to dispose or to direct the disposition of:	0

David Weisburd
a)		Amount beneficially owned: 10,866,000	Percentage: 26.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	10,866,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	10,866,000
	iv.	Shared power to dispose or to direct the disposition of:	0

The Sponsor is controlled by its managing member, 10X Capital Advisors, LLC. The Manager has the sole voting and dispositive power of the securities held by the Sponsor. Hans Thomas and David Weisburd are the managing member of the Manager and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Thomas and Mr. Weisburd disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Founder Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on February 18, 2021, 11,672,500 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Subscription Agreement. On December 1, 2021, the Sponsor surrendered 2,089,167 Founder Shares for no consideration, resulting in the Sponsor holding 9,583,333 Founder Shares. On January 11, 2022, the Issuer effected a share capitalization of 421,667 founder shares, resulting in the Sponsor holding 10,005,000 Founder Shares. The Subscription Agreement provided that up to 1,305,000 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. On January 14, 2022, the underwriter partially exercised the over-allotment option, thus only 5,000 Founder Shares remain subject to forfeiture.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.8 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 4, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Units Purchase Agreement between the Issuer and Sponsor

On January 14, 2022, simultaneously with the consummation of the IPO, the Sponsor purchased 881,000 Placement Units pursuant to the Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 14, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On January 11, 2022, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 12 months from the completion of the initial public offering, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on January 14, 2022 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On January 11, 2022, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriter of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on January 14, 2022 (and is incorporated by reference herein as Exhibit 10.4).

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 10.1	Securities Subscription Agreement, dated as of February 18, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 4, 2021).

Exhibit 10.2	Private Placement Units Purchase Agreement, dated as of January 11, 2022, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 14, 2022).

Exhibit 10.3	Insider Letter, dated as of January 11, 2022, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 14, 2022).

Exhibit 10.4	Registration Rights Agreement, dated as of January 11, 2022, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 14, 2022).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	10X CAPITAL SPAC SPONSOR III LLC

	By:	/s/ Hans Thomas
Name: Hans Thomas
Title: Managing Member of 10X Capital Advisors, LLC, the Manager of 10X Capital SPAC Sponsor III LLC

Date: February 14, 2022	10X CAPITAL ADVISORS, LLC

	By:	/s/ Hans Thomas
Name: Hans Thomas
Title: Managing Member

Date: February 14, 2022

/s/ Hans Thomas
Hans Thomas

Date: February 14, 2022

/s/ David Weisburd
David Weisburd